FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: OCEAN SHORE HOLDING CO.

(Commission File No. 0-53856)

DATE:	July 13, 2016

TO:	OceanFirst Bank Employees

FROM:	Christopher D. Maher

RE:	Acquisition Announcement – Ocean Shore Holding Co.

I am very pleased to share the press release announcing approval by our Board of Directors to enter into a definitive agreement to acquire Ocean Shore Holding Co. (NASDAQ:OSHC) which is the parent company of Ocean City Home Bank.

Please review the press release to familiarize yourself with the information that has been publicly distributed. Although important details of the agreement are included in the release, I realize that you probably have questions or concerns about the impact of this announcement for yourself, fellow employees, and our customers. Of course, I want to address your questions; however, please remember that a public announcement is the first of many steps in the process and there are additional details and decisions that will take place over the months ahead.

I invite you to join me for an internal call this morning at 8:45am via our employee conference call line (ext. 1990 when calling from an OceanFirst Bank ShoreTel phone or 732-818-1422, access code: 69288594#). Certainly, it will not be possible for every employee to listen to the call while we are conducting business and serving our customers; so I have summarized a few points that will be reviewed during the call:

•	There are so many extraordinary employees that have been focused on our conversions and other significant projects. The transition of the Cape customers is our priority for 2016, so please stay focused on the critical work you are doing. Your contributions are vital to our efforts and we appreciate your continued commitment to delivering seamless conversions. The Ocean City Home integration will be a priority in the first half of 2017 and we anticipate allocating the resources required to complete this process in a highly professional manner.

•	We know that our team in the Southern Division is still getting acclimated to being part of the OceanFirst family and that many of you have been through multiple transitions in a short period of time. We appreciate the dedication of every employee in the Southern Division that is working so hard to complete the successful integration to OceanFirst this year.

•	Although the due diligence team completed a great deal of analysis over the past few months to bring us to the point of making this announcement, there are still many steps that need to be completed in order for the acquisition to come to fruition. Please be patient as we work through this process in the coming months.

•	We all know that change can be challenging; however, our efforts will ultimately make OceanFirst a stronger bank for our stockholders, our employees, our customers and our communities.

If you are unable to join the internal conference call, I invite you to speak with your manager regarding any concerns you may have or questions you may receive from customers regarding this announcement. More information will be provided during the regularly scheduled Officer’s meeting to be held on July 29th.

Every member of our team has an important role in the success of OceanFirst, and I thank you for your contributions to achieving our goals.

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the transaction and the recently completed acquisition of Cape Bancorp, Inc. by OceanFirst; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Ocean Shore assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Ocean Shore anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Ocean Shore’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Ocean Shore’s respective other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the transaction and the

Cape acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, OceanFirst’s and Ocean Shore’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the transaction and the Cape acquisition; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this report or in any documents, OceanFirst and Ocean Shore claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Ocean Shore. This material is not a solicitation of any vote or approval of OceanFirst’s or Ocean Shore’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Ocean Shore may send to their respective shareholders in connection with the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Ocean Shore are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Ocean Shore and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Ocean Shore’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Ocean Shore. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Christopher D. Maher.

Participants in the Solicitation

OceanFirst, Ocean Shore and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Ocean Shore’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2016 Annual Meeting of Shareholders,

as filed with the SEC on Schedule 14A on April 26, 2016. Information about the directors and executive officers of Ocean Shore and their ownership of Ocean Shore’s common stock is set forth in the proxy statement for Ocean Shore’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 19, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s and Ocean Shore’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the joint proxy statement/prospectus may be obtained as described in the preceding paragraph.